FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F ____X______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: May 5, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

WHEATON RIVER MINERALS LTD

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

Year Ended December 31, 2003

WHEATON RIVER MINERALS LTD

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

The following should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2003 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles.  All figures are in United States dollars unless otherwise noted.

2003 HIGHLIGHTS

-

Net earnings of $57.7 million ($0.14 per share) compared with $5.6 million ($0.04 per share) in 2002.

-

Operating cash flows of $126.7 million (2002 - $4.4 million).

-

Sales of 450,100 gold equivalent ounces and 113.7 million pounds of copper (2002 – 106,300 gold equivalent ounces).

-

Total cash costs of $61 per gold equivalent ounce (2002 - $182).

-

The Company remains unhedged to increases in gold, copper and silver prices.

-

Cash and cash equivalents at December 31, 2003 of $151.9 million (2002 - $22.9 million) and working capital of $147.5 million (2002 - $24.4 million).

OVERVIEW

Wheaton River Minerals Ltd. (“Wheaton” or the “Company”) is a growth-oriented precious metals mining company with operations in Mexico, Argentina, Brazil and Australia.

During 2003, Wheaton acquired a 37.5% interest in the world-class Alumbrera gold/copper mine in Argentina and 100% of the Peak gold mine in Australia.  In addition, the Company acquired the Los Filos gold project in Mexico and, on January 9, 2004, the Amapari gold project in northern Brazil.

On March 30, 2004, the Company announced a proposed combination with IAMGold Corporation (“IAMGold”) that will be completed by way of a plan of arrangement whereby each share of the Company will be exchanged for 0.55 of an IAMGold share.  As a result of the proposed transaction, the combined company will be held 68% by existing Wheaton shareholders and 32% by existing IAMGold shareholders (74% and 26% respectively, on a fully diluted basis).  The combination is subject to receipt of all requisite regulatory approvals, third party consents and other conditions customary in transactions of this nature.  The combination must be approved by at least two-thirds of the votes cast by the shareholders of Wheaton and by a majority of the votes cast by the shareholders of IAMGold.  The shareholder meetings are expected to be held in June 2004, with the transaction expected to close shortly thereafter.  If the combination does not occur as a result of one of the parties accepting a superior proposal from a competing bidder then the party which accepted the superior proposal will be required to pay a fee equal to three percent of its market capitalization to the other party.

Summarized Financial Results

	2003	2002	2001
(Notes 2 and 3)		(Note 4)	(Note 5)
Sales ($000’s)	$212,633	$34,693	$9,010
- Gold (ounces)	369,300	59,700	33,700
- Silver (ounces)	6,054,200	3,208,900	-
- Gold equivalent (ounces) (Note 1)	450,100	106,300	33,700
- Copper (lbs)	113,718,700	-	-
Net earnings (loss) ($000’s)	$57,659	$5,602	$(10,733)
Earnings (loss) per share - basic	$0.14	$0.04	$(0.18)
- diluted	$0.13	$0.04	$(0.18)
Cash flow from operations ($000’s)	$126,678	$4,361	$1,691
Average realized gold price ($’s per ounce)	$365	$326	$278
Average realized silver price ($’s per ounce)	$4.88	$4.55	$-
Average realized copper price ($’s per lb)	$0.86	$-	$-
Total cash costs (per gold equivalent ounce) (Note 6)	$61	$182	$173
Cash and cash equivalents ($000’s)	$151,878	$22,936	$1,735
Total assets ($000’s)	$891,005	$152,098	$21,207
Long-term debt ($000’s)	$122,423	$-	$-
Shareholders’ equity ($000’s)	$556,118	$108,054	$16,316

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.  For the year ended December 31, 2003 the equivalency ratio was 75 (2002 – 69) ounces of silver equals one ounce of gold sold.

(2)

Includes Peak’s results from March 18, 2003 onwards.

(3)

Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24 to December 31, 2003.  Sales include 37.5% of Alumbrera’s total sales for the period from June 24 to December 31, 2003.  Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

(4)

Includes Luismin’s results from June 19, 2002 onwards.

(5)

Includes results of the Golden Bear mine in Canada, which ceased commercial production in 2001 and is presently in the process of being reclaimed.

(6)

The calculation of total cash costs per ounce for Peak and Alumbrera is net of by-product copper sales revenue.

Net earnings for 2003 were $57,659,000 or $0.14 per share, compared to $5,602,000 or $0.04 per share in 2002.  The increase was primarily as a result of the contribution from the Alumbrera and Peak mines, acquired during 2003.

Quarterly Financial Review

2003	Q1	Q2	Q3	Q4	Total
(Notes 2 and 3)
Sales ($000’s)	$17,257	$28,814	$63,142	$103,420	$212,633
- Gold (ounces)	35,100	92,600	105,400	136,200	369,300
- Silver (ounces)	1,561,900	1,500,500	1,515,900	1,475,900	6,054,200
- Gold equivalent (ounces) (Note 1)	55,600	112,400	126,100	156,000	450,100
- Copper (lbs)	3,551,000	28,139,400	28,296,800	53,731,500	113,718,700
Net earnings ($000’s)	$4,064	$11,088	$14,689	$27,818	$57,659
Earnings per share - basic	$0.02	$0.03	$0.03	$0.06	$0.14
- diluted	$0.02	$0.03	$0.03	$0.05	$0.13
Cash flow from operations ($000’s)	$9,752	$20,990	$31,453	$64,483	$126,678
Average realized gold price ($’s per ounce)	$347	$353	$366	$385	$365
Average realized silver price ($’s per ounce)	$4.64	$4.61	$5.00	$5.29	$4.88
Average realized copper price ($’s per lb)	$0.68	$0.74	$0.81	$0.96	$0.86
Total cash costs (per gold equivalent ounce) (Note 5)	$175	$90	$98	$(39)	$61

2002	Q1	Q2	Q3	Q4	Total
(Note 4)
Sales ($000’s)	$-	$915	$15,840	$17,938	$34,693
- Gold (ounces)	-	1,500	25,900	32,300	59,700
- Silver (ounces)	-	90,900	1,445,800	1,672,200	3,208,900
- Gold equivalent (ounces) (Note 1)	-	2,900	47,800	55,600	106,300
Net earnings ($000’s)	$262	$1,814	$949	$2,577	$5,602
Earnings per share - basic	$0.00	$0.02	$0.01	$0.01	$0.04
- diluted	$0.00	$0.02	$0.01	$0.01	$0.04
Cash flow from operations ($000’s)	$(1,050)	$2,443	$(2,663)	$5,631	$4,361
Average realized gold price ($’s per ounce)	$-	$299	$331	$323	$326
Average realized silver price ($’s per ounce)	$-	$4.47	$4.60	$4.51	$4.55
Total cash costs (per gold equivalent ounce)	$-	$176	$182	$186	$182

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.

(2)

Includes Peak’s results from March 18, 2003 onwards.

(3)

Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24 to December 31, 2003.  Sales include 37.5% of Alumbrera’s total sales for the period from June 24 to December 31, 2003.  Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

(4)

Includes Luismin’s results from June 19, 2002 onwards.

(5)

The calculation of total cash costs per ounce for Peak and Alumbrera is net of by-product copper sales revenue.

RESULTS OF OPERATIONS

		2003
	Luismin	Peak	Alumbrera	Corporate	Total
	(Note 1)	(Note 2)	(Notes 3 and 4)
Sales ($000’s)	$66,251	$36,475	$109,907	$-	$212,633
- Gold (ounces)	106,300	97,200	165,800	-	369,300
- Silver (ounces)	6,054,200	-	-	-	6,054,200
- Gold equivalent (ounces) (Note 1)	187,100	97,200	165,800	-	450,100
- Copper (lbs)	-	2,964,100	110,754,600	-	113,718,700
Net earnings (loss) ($000’s)	$10,802	$5,277	$43,156	$(1,576)	$57,659
Average realized gold price ($’s per ounce)	$366	$365	$365	$-	$365
Average realized silver price ($’s per ounce)	$4.88	$-	$-	$-	$4.88
Average realized copper price ($’s per lb)	$-	$0.85	$0.86	$-	$0.86
Total cash costs (per gold equivalent ounce)	$186	$250	$(191)	$-	$61

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.  For the year ended December 31, 2003 the equivalency ratio was 75 ounces of silver equals one ounce of gold sold.

(2)

Peak results include the Company’s 100% interest from March 18, 2003 onwards.  The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue.

(3)

Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24 to December 31, 2003.  Sales include 37.5% of Alumbrera’s total sales for the period from June 24 to December 31, 2003.  Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

(4)

The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.  If copper production were treated as a co-product, average total cash costs at Alumbrera would be $117 per ounce of gold and $0.40 per pound of copper.

		2002
	Luismin	Corporate	Total
	(Note 1)
Sales ($000’s)	$34,693	$-	$34,693
- Gold (ounces)	59,700	-	59,700
- Silver (ounces)	3,208,900	-	3,208,900
- Gold equivalent (ounces) (Note 1)	106,300	-	106,300
Net earnings ($000’s)	$4,990	$612	$5,602
Average realized gold price ($’s per ounce)	$326	$-	$326
Average realized silver price ($’s per ounce)	$4.55	$-	$4.55
Total cash costs (per gold equivalent ounce)	$182	$-	$182

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.  For the year ended December 31, 2002 the equivalency ratio was 69 ounces of silver equals one ounce of gold sold.

OPERATIONAL REVIEW

Luismin Mines

The Company acquired the Luismin gold/silver mines during June, 2002 for a purchase price of $76,886,000 including acquisition costs.  As part of the purchase consideration, a contingent payment of 11,355,113 of the Company’s common shares was due if the price of silver averaged $5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004.  On September 29, 2003, this condition was satisfied and the additional shares were issued in October, 2003.

			2003			2002
	Q1	Q2	Q3	Q4	Total	Total
- Ore mined (tonnes)	189,800	184,500	186,300	181,800	742,400	422,900
- Ore milled (tonnes)	183,900	181,900	182,800	176,000	724,600	420,700
- Grade (grams/tonne) - Gold	4.43	4.54	5.01	5.21	4.79	4.40
- Silver	291.23	288.92	285.88	291.15	289.28	263.14
- Recovery (%) - Gold	96	96	97	97	97	96
- Silver	90	91	91	90	91	90
- Production (ounces) - Gold	25,100	25,400	28,300	28,100	106,900	57,400
- Silver	1,554,700	1,527,600	1,520,700	1,483,300	6,086,300	3,218,300
- Gold equivalent (Note 1)	45,700	45,600	49,200	48,000	188,500	104,000
- Sales - ($’000’s)	$15,653	$15,103	$17,152	$18,343	$66,251	$34,693
- Gold (ounces)	25,600	25,000	27,600	28,100	106,300	59,700
- Silver (ounces)	1,561,900	1,500,500	1,515,900	1,475,900	6,054,200	3,208,900
- Gold equivalent (ounces) (Note 1)	46,100	44,800	48,300	47,900	187,100	106,300
- Net earnings ($’000’s)	$3,312	$2,768	$4,145	$577	$10,802	$4,990
- Average realized gold price ($’s per ounce)	$353	$350	$366	$393	$366	$326
- Average realized silver price ($’s per ounce)	$4.64	$4.61	$5.00	$5.29	$4.88	$4.55
- Total cash costs (per gold equivalent ounce)	$185	$200	$180	$179	$186	$182

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.  For the year ended December 31, 2003 the equivalency ratio was 75 (2002 - 69) ounces of silver equals one ounce of gold sold.

During 2003, the Luismin gold/silver operations in Mexico sold 187,100 gold equivalent ounces at a total cash cost of $186 per ounce, compared with sales of 106,300 gold equivalent ounces at a total cash cost of $182 per ounce in 2002.  The Luismin operations were acquired during June 2002, and hence the 2002 Wheaton operating results only include six and a half months of the Luismin operations.

General and administrative expenses in 2003 were $4,816,000 compared to $3,899,000 in 2002.  The 2003 costs represent the full year of operations whereas 2002 costs were incurred since the acquisition date on June 19, 2002.  Costs incurred during the six and a half months of 2002 were abnormally high due to non-recurring expenses that resulted from the acquisition of Luismin by Wheaton.

Luismin owns a significant number of exploration properties, several of which are being explored and funded by joint venture partners.  Luismin exploration expense in 2003 was $1,103,000 compared with $375,000 in 2002.

The tax rate for the Luismin operations averaged 42% for the year, as compared with an expected rate of 32%, primarily as a result of certain expenses not being deductible for tax purposes.  Luismin paid no significant cash taxes in 2003.

Peak Mine

The Company acquired the Peak gold mine in Australia on March 18, 2003 for a purchase price of $33,924,000 including acquisition costs.

			2003
	Q1	Q2	Q3	Q4	Total
- Ore mined (tonnes)	20,000	247,500	352,700	219,200	839,400
- Ore milled (tonnes)	25,300	157,200	157,500	153,100	493,100
- Grade - Gold (grams/tonne)	6.14	6.56	7.81	5.93	6.74
- Copper (%)	-	0.49	0.53	0.54	0.52
- Recovery (%) - Gold	85	87	85	88	85
- Copper	-	67	84	77	75
- Production - Gold (ounces)	4,100	28,900	33,600	25,700	92,300
- Copper (lbs)	-	778,700	1,438,100	1,396,800	3,613,600
- Sales - ($’000’s)	$1,605	$9,475	$14,639	$10,756	$36,475
- Gold (ounces)	4,800	26,700	39,200	26,500	97,200
- Copper (lbs)	-	-	1,843,000	1,121,100	2,964,100
- Net earnings (loss) ($’000’s)	($121)	$1,298	$1,721	$2,379	$5,277
- Average realized gold price ($’s per ounce)	$331	$355	$365	$391	$365
- Average realized copper price ($’s per lb)	$-	$-	$0.80	$0.90	$0.85
- Total cash costs (per ounce) (Note 1)	$330	$221	$223	$302	$250

(1)

The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue.

Peak sold 97,200 ounces of gold and 3.0 million lbs of copper during the nine and a half months from the date of acquisition, March 18, 2003.  Total cash costs averaged $250 per ounce (net of by-product copper sales revenue), being approximately 10% in excess of budget.

The first nine and a half months of ownership were very much a transitional period.  Major changes in underground operating methods during the fourth quarter negatively impacted production and total cash costs for the quarter, but are expected to result in improved long-term results.  Other significant improvements during the year included a change in senior mine personnel and a 20% reduction in the workforce.  These changes resulted in short-term operating inefficiencies, negatively impacting the 2003 operating results.  However, the long-term benefits of many of these changes started to be seen in late 2003, and further significant improvements are expected commencing in early 2004.

During the second quarter of 2003, mining of the Perseverance ore body was commenced, which contains high grades of gold and copper.  Sales of the copper/gold concentrate produced from the Perseverance ore body commenced in the third quarter.

The tax rate for Peak approximates 30%; however, no significant cash taxes were paid during 2003.

Alumbrera Mine (Wheaton interest – 37.5%)

The Company acquired a 25% interest in the Alumbrera gold/copper mine in Argentina on March 18, 2003 and accounted for its interest using the equity method until June 24, 2003, at which time it increased its interest in Alumbrera to 37.5%.  As a result of the Company’s acquisition of this additional 12.5% interest, the Company has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from June 24, 2003 onwards.  The total purchase price was $270,459,000 including acquisition costs.  The Alumbrera mine is operated by Xstrata plc, who owns a 50% interest in the mine.

			2003
(Wheaton’s share only)	Q1	Q2	Q3	Q4	Total
- Ore mined (tonnes)	322,700	2,171,700	2,219,300	2,409,000	7,122,700
- Ore milled (tonnes)	330,800	2,235,400	3,043,100	3,415,000	9,024,300
- Grade - Gold (grams/tonne)	0.57	0.81	0.83	0.94	0.86
- Copper (%)	0.52	0.69	0.67	0.69	0.67
- Recovery (%) - Gold	79	74	73	74	74
- Copper	91	89	89	89	89
- Production - Gold (ounces)	4,800	43,300	59,000	75,900	183,000
- Copper (lbs)	3,457,100	29,912,800	39,895,700	47,098,200	120,363,800
- Sales - ($’000’s)	$-	$4,236	$31,351	$74,320	$109,907
- Gold (ounces)	4,700	40,900	38,600	81,600	165,800
- Copper (lbs)	3,551,000	28,139,400	26,453,800	52,610,400	110,754,600
- Net earnings ($’000’s)	$516	$7,706	$8,919	$26,015	$43,156
- Average realized gold price ($’s per ounce)	$301	$355	$366	$379	$365
- Average realized copper price ($’s per lb)	$0.68	$0.74	$0.81	$0.96	$0.86
- Total cash costs (per ounce) (Note 1)	($81)	$(112)	$(132)	$(277)	$(191)

(1)

The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.  If copper production were treated as a co-product, 2003 average total cash costs at Alumbrera would be $117 per ounce of gold and $0.40 per pound of copper.

Wheaton’s share of Alumbrera’s 2003 results amounted to 165,800 ounces of gold and 110.8 million lbs of copper at a total cash cost of minus $191 per ounce, net of by-product copper sales revenue.

Total cash costs for Alumbrera decreased significantly throughout the period of ownership, from minus $81 per ounce in the first quarter to minus $277 per ounce in the fourth quarter.  The primary reasons for this improvement were the increase in grades mined of both gold and copper and the increase in the selling price of copper during the period.

Product shipments late in the third quarter (Wheaton’s share – 20,400 ounces of gold and 13.4 million lbs of copper) were not recognized in sales until the fourth quarter due to shipping schedules that delayed the transfer of title, which is a requirement in the Company’s accounting policy for revenue recognition.  Had these shipments been recognized in the third quarter, as opposed to the fourth quarter, Wheaton’s third quarter sales and net earnings would have been increased by, and the fourth quarter results would have been decreased by, approximately $15,700,000 and $5,600,000, respectively.

The tax rate for Alumbrera approximates 30%; however, no significant cash taxes were paid in 2003.

Corporate

($000’s)	2003	2002
General and administrative expenses	$(4,838)	$(2,430)
Interest and finance fees	(2,089)	(405)
Gain on sale of marketable securities	2,095	3,593
Foreign exchange gain	4,775	-
Other expenses	(1,095)	(304)
(Loss) earnings before income taxes	$(1,152)	$454
Income tax (expense) recovery	(424)	158
Corporate net (loss) earnings	$(1,576)	$612

General and administrative expenses in 2003 totaled $4,838,000 compared with $2,430,000 in 2002.  The increased costs in 2003 reflect the increased level of corporate activity.

Interest and finance fees increased from $405,000 in 2002 to $2,089,000 in 2003, primarily as a result of the acquisition of Alumbrera.  The 2003 foreign exchange gain of $4,775,000 resulted from the appreciation of Canadian dollar denominated cash deposits against the US dollar during the year.

The tax rate in Canada approximates 38%; however, no significant cash taxes were paid in 2003.

Non GAAP measures – total cash cost per gold equivalent ounce calculation

The Company reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning.  The following table provides a reconciliation of total cash costs per ounce to the financial statements:

(in $000’s, except per ounce amounts)	2003	2002
Cost of sales per financial statements	$91,954	$19,355
Alumbrera equity adjustment (Note 1)	(5,628)	-
Treatment and refining charges	15,302	-
Non-cash adjustments	(2,226)	-
By-product copper sales	(75,743)	-
Royalties	3,712	-
	$27,371	$19,355
Divided by gold equivalent ounces sold	450,100	106,300
Total cash cost per ounce	$61	$182

(1)  Total cash costs are calculated as if the Company’s initial acquisition of a 25% interest in Alumbrera had been accounted for on a proportionately consolidated basis.  The consolidated financial statements however present the initial 25% interest using the equity method until the Company increased its interest to 37.5% on June 24, 2003, and thereafter accounted for its interest on a proportionately consolidated basis.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2003 the Company had cash and cash equivalents of $151,878,000 (December 31, 2002 - $22,936,000) and working capital of $147,484,000 (December 31, 2002 - $24,422,000).

In the opinion of management, the working capital at December 31, 2003, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.

Total assets increased to $891,005,000 at December 31, 2003 from $152,098,000 at December 31, 2002. Contributing to the rapid growth was the March 18, 2003 acquisition of a 25% interest in the Alumbrera mine in Argentina and 100% of the Peak gold mine in Australia, together with the June 24, 2003 acquisition of an additional 12.5% interest in Alumbrera.  Total consideration for these acquisitions was $304,383,000 including acquisition costs, of which $33,924,000 was apportioned to Peak and $270,459,000 to Alumbrera.  During October 2003, the Company acquired a 100% interest in the Los Filos gold deposit, together with a 21.2% interest (of which 14% is a carried interest) in the El Limon gold deposit, both located in Mexico, for cash consideration of $89,486,000.

The acquisition of Peak and the initial 25% interest in Alumbrera were financed through the February 2003 issue of 230,000,000 subscription receipts for gross proceeds of $217,952,000 (Cdn$333,500,000) less share issue costs of $15,934,000.  In March 2003, each subscription receipt was converted into one common share and one-quarter of one common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.65 before May 30, 2007.

The $90,000,000 purchase price of the additional 12.5% interest in Alumbrera was satisfied by the payment of $65,000,000 in cash and by the issuance of a promissory note in the amount of $25,000,000 at an interest rate of LIBOR plus 2%, which is due on May 30, 2005.  Principal repayments are comprised of 75% of any distributions received from Alumbrera, relating to the 12.5% interest acquired.  The outstanding balance of the promissory note equals $19,443,000 after 2003 principal repayments of $5,557,000.

The cash portion of the purchase price for the additional 12.5% of Alumbrera was funded by a $50,000,000 bank term loan, and a $25,000,000 revolving working capital facility which was repaid in August 2003.  The bank term loan bears interest at LIBOR plus 2.75% per annum, requiring semi-annual principal repayments of $5,000,000 until June 30, 2005 and $7,500,000 until maturity on June 30, 2007, plus additional principal repayments based on the Company’s consolidated net cash flows.  The remaining principal amount of the bank term loan at December 31, 2003 was $45,000,000.  The revolving working capital facility bears interest at LIBOR plus 3% per annum.  The facility may be drawn down to a maximum of $25,000,000 prior to December 31, 2007, reducing to $15,000,000 to the maturity date of June 30, 2008.  Under the terms of the loan agreement, the Company acquired options to sell 700,000 ounces of gold at a price of $300 per ounce during the period from January 2004 to June 2008.  The fair value of these options at December 31, 2003 is $2,030,000.  The cost of $5,786,000 has been deferred and will be amortized against income as the options expire or are exercised.  Debt issue costs of $4,242,000 were incurred, and are being amortized to income over the term of the debt.

Alumbrera project debt was incurred to finance the construction and operation of the mine.  The debt is formalized by a Common Security Agreement between Alumbrera, the owners of Alumbrera, and a consortium of commercial banks that was originally signed on February 26, 1997.  The Company’s share of the remaining balance outstanding at December 31, 2003 is $57,980,000, after principal payments of $19,362,000.  There are certain pledges and mortgages associated with this agreement that apply to Alumbrera’s assets.  The project debt is non-recourse to the Company and bears interest at LIBOR plus 1.5% to 1.75%.

During August 2003, the Company issued 47,619,049 units of the Company at a price of Cdn$2.10 per unit for gross proceeds of $72,457,000 (Cdn$100,000,000) less share issue costs of $4,514,000.  Each unit consists of one common share of the Company and one-half of one Series “B” common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of the Company at a price of Cdn$3.10 on or before August 25, 2008.  Together with cash on hand, the proceeds of the financing were utilized to complete the Los Filos acquisition in October 2003.

During October 2003, the Company issued 38,100,000 units of the Company at a price of Cdn$3.15 per unit for gross proceeds of $89,490,000 (Cdn$120,015,000) less share issue costs of $5,103,000.  Each unit consists of one common share of the Company and one-half of one Series “B” common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of the Company at a price of Cdn$3.10 on or before August 25, 2008.  The proceeds of the financing are held to fund potential acquisitions and mine construction costs.

During 2003 the Company invested a total of $29,010,000 in property, plant and equipment including expenditures of $15,780,000 at the Luismin operations, $9,653,000 at Peak and $3,411,000 at Alumbrera.  In May and November 2003, the Company received bi-annual cash distributions totaling $35,084,000 from Alumbrera.

During 2002, the Company invested $76,886,000 to acquire the Luismin operations, financed by the issue of special warrants in the amount of $82,068,000.  As part of the purchase consideration, a contingent payment of 11,355,113 common shares of the Company was due if the price of silver averaged $5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004.  On September 29, 2003, this condition was satisfied and the additional shares were issued in October 2003.  As a result, the carrying value of property, plant and equipment has been increased by $32,893,000, future income tax liability has been increased by $10,526,000 and share capital has been increased by $22,367,000.

As of April 26, 2004, there were 568,210,638 common shares of the Company issued and outstanding.

In addition, as of April 26, 2004, the Company has 23,936,161 stock options outstanding under its share option plan and 176,670,019 share purchase warrants outstanding.

Derivative instruments

The Company has employed metal, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.

During the year, the Company entered into a gold-indexed interest rate swap transaction, whereby the effective interest rate on the bank term loan varies in relationship to the price of gold.  At a minimum gold price of $300 per ounce or less, the effective interest rate will be approximately 0.4% and at a maximum gold price of $410 or higher, the effective interest rate will be 9.5%.  During the year, the effective rate amounted to 5.8% and at December 31, 2003 the fair value of the gold-indexed interest rate swap was $(2,121,000).

Long-term debt repayment schedule

Scheduled minimum repayments of the Company’s long-term debt are as follows:

(in $000’s)	Corporate	Project	Total
2004	$14,600	$26,400	$41,000
2005	31,943	26,400	58,343
2006	15,000	5,180	20,180
2007	2,900	-	2,900
	$64,443	$57,980	$122,423

Contractual obligations

Commitments exist at Alumbrera and Peak for capital expenditures in 2004 of $2,132,000.  The Company rents premises and leases equipment under operating leases that expire over the next nine years.  Operating lease expense in 2003 was $2,154,000 (2002 - $880,000; 2001 - $125,000).  Following is a schedule of future minimum rental and lease payments required:

(in $000’s)
2004	$1,616
2005	831
2006	329
2007	204
2008	166
3,146
Thereafter	624
Total minimum payments required	$3,770

Related party transactions

In 2001, the Company entered into a financial advisory agreement with Endeavour Financial Corporation (“Endeavour”), a corporation with two directors in common.  Under the terms of this agreement, which can be cancelled on 30 days notice, Endeavour provides financial advisory services to the Company and is entitled to a monthly fee of $10,000 and a success fee to be negotiated based on the value of any acquisitions, dispositions and financings.  In 2003, Endeavour was paid consulting and financial advisory fees of $2,288,000 (2002 - $1,412,000; 2001 - $373,000).  In addition, during 2002 Sanluis Corporación SA de CV, a corporation with a director in common, was paid $100,000 for consulting fees.

RISKS AND UNCERTAINTIES

The main risks that can affect the profitability of the Company include changes in metal prices, currency fluctuations, government regulation, foreign operations and environmental.

Metal prices

Profitability of the Company depends on metal prices for gold, silver and copper.  A 10% change in the gold, silver or copper prices would impact 2004 net earnings by approximately 16%, 4% or 13%, respectively.

Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world.

Currency fluctuations

Exchange rate fluctuations may affect the costs that the Company incurs in its operations.  Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in Canadian dollars, Mexican pesos, Argentine pesos and Australian dollars.  The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production in US dollar terms.  From time to time, the Company transacts currency hedging to reduce the risk associated with currency fluctuations.  There is no assurance that its hedging strategies will be successful.  Currency hedging may require margin activities.  Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on the Company’s financial position.

A 10% change in foreign exchange rates would have an approximate 11% impact on 2004 net earnings.

Government regulation

The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters.  No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could increase the cost of operations.

Foreign operations

The majority of the Company’s operations are currently conducted in Mexico, Argentina, Australia and Brazil, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties.  These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Argentina, Australia and Brazil could adversely affect the Company’s operations or profitability.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Environmental

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates.  These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation.  They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations.  To the extent such approvals are required and not obtained, the Company could be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

The mining and milling facilities at the San Dimas and San Martin mines are in compliance with Mexican environmental standards but are not in compliance with World Bank Group/International Finance Corporation (“IFC”) environmental and social guidelines.  The tailings impoundments at these units are being remediated in accordance with North American best practice.

The tailings impoundment at the recently acquired Nukay mine is not in compliance with Mexican environmental standards.  Luismin is in the process of evaluating the facility to determine the best course of action for bringing the tailings facility into compliance with both Mexican and World Bank Group/IFC environmental guidelines.  Luismin is also currently preparing action plans to bring all of its mine sites into compliance with World Bank Group/IFC environmental and social guidelines.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Management has identified property, plant and equipment and provision for reclamation and closure as the main estimates for the following discussion. Note 2 of the Company’s consolidated financial statements describes all of the significant accounting policies.

Property, plant and equipment

Property, plant and equipment are the most significant assets of the Company, representing $583,911,000 at December 31, 2003.  This amount represents the capitalized expenditures related to the acquisition, exploration and development of mineral deposits.  The Company estimates its reserves and resources and the economic life of its mines and utilizes this information to calculate depletion and amortization expense.  Depletion of mine properties is charged on a unit-of-production basis over proven and probable reserves and a portion of resources expected to be converted to reserves.  Depreciation of plant and equipment is calculated using the straight-line method, based on estimated useful lives, over three to forty years.

Provision for reclamation and closure

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates.   The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred.  A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The Company estimates that its discounted and undiscounted reclamation and closure liability will be $19,604,000 and $29,030,000, respectively.  A total of $1,315,000 on an undiscounted and discounted basis, relates to the Golden Bear mine which ceased operations in 2001 and the balance represents future reclamation costs to be incurred at its operating mines.

CHANGES IN ACCOUNTING POLICIES

Accounting for asset retirement obligations

On January 1, 2003, the Company chose to early adopt CICA Handbook Section 3110, Asset Retirement Obligations, which requires that the fair value of liabilities (discounted future cash expenditures) for asset retirement obligations be recognized in the period in which they are incurred.  A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.  The amount of the liability is subject to re-measurement at each reporting period.  This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to income on a unit-of-production basis over the estimated life of the mine.  The effect of the change has no material impact on the Company’s consolidated financial statements as the fair value of estimated reclamation and closure expenses for Luismin, Peak, Alumbrera and Los Filos were recorded as a liability on acquisition and Golden Bear expenses are fully accrued.

Stock-based compensation and other stock-based payments

Effective January 1, 2004, the Company will retroactively adopt the changes to CICA Handbook Section 3870, “Stock-Based Compensation and other Stock-based Payments”, whereby all stock options granted are accounted for under the fair-value based method.  In 2003, all stock-based awards made to non-employees were recognized and measured using the fair value based method at the date of grant.  For stock options granted to employees, the Company adopted the disclosure only provisions whereby pro forma net income and pro forma earnings per share were disclosed as if the fair value based method of accounting had been applied.  On January 1, 2004 when the Company retroactively adopts Section 3870, opening retained earnings will be reduced by $16,848,000 for prior years’ pro forma expense relating to these options.

OUTLOOK

On January 9, 2004, the Company acquired the Amapari gold project located in northern Brazil for $25,000,000 in cash, 33,000,000 Wheaton River common shares and 21,500,000 Wheaton River Series “B” common share purchase warrants.  Based upon the trading price of the common shares and warrants at the time of closing, this represents aggregate consideration of approximately $113,500,000, including $1,200,000 of acquisition costs.  During 2004, the Company is required to make additional cash payments of $15,200,000 to repay debt.  Construction of an open pit heap leach operation has commenced, and site clearing, access road construction and foundation preparation are underway for the process facilities. Condemnation and final delineation drilling is in process, and further exploration is planned for the second half of 2004.  Production is planned to commence during the fourth quarter of 2005.

At the recently acquired Los Filos gold development project in Mexico, metallurgical, geotechnical and condemnation drilling is underway.  The Company plans to complete a final feasibility study during 2004, with production scheduled to commence in early 2006.

At the Luismin operations, a 25% process capacity expansion at Tayoltita and a 20% expansion at the San Martin mine are planned during 2004-2005.

At the Peak mine, during 2004 additional development work will be performed at the Perseverance and New Occidental ore bodies which presently account for 100% of production.  Development of the New Cobar underground ore body may commence in 2004, with commercial production possible for 2005.  Resource delineation work will also be performed on the Chesney resource, which with the  possible development of the New Cobar mine could establish infrastructure to exploit the Chesney resource 600 metres along strike.

A reserve and mine plan review is scheduled to be completed at Alumbrera by July 2004, as current reserves and mine planning are based on metal prices of US$295 gold and US$0.80 copper.  With new mineralization proven in the 2003 drilling program, there is potential to extend the life of Alumbrera in light of current gold and copper prices.

Capital expenditures planned in 2004 to complete the work discussed above are expected to approximate $57,000,000, of which $22,000,000 will be incurred at Amapari.  Luismin’s budgeted expenditures are $21,000,000 of which $6,000,000 relates to Los Filos and $15,000,000 to San Dimas and San Martin.  Peak has planned 2004 capital expenditures of $14,000,000.

In 2004, Wheaton expects to produce approximately 540,000 gold equivalent ounces at a cash cost of less than US$50 per ounce. By 2006, with the Los Filos and Amapari projects in operation, overall production will increase to  900,000 gold equivalent ounces at a cash cost of US$100 per ounce.

On March 30, 2004, the Company announced a proposed combination with IAMGold which is expected to close in June 2004.  The combination will create one of the world’s top ten gold producers.  2004 annualized gold production for the combined company will approximate 1,000,000 gold equivalent ounces at a cash cost of less than US$100 per ounce.  By 2006, production will increase by over 30% to 1,300,000  gold equivalent ounces through the development of the Amapari and Los Filos projects and the expansion of IAMGold’s Tarkwa mine in Ghana.  The new company will have a strong balance sheet with US$300,000,000 in cash and gold bullion.  Proven and probable reserves will increase to 9,000,000 ounces plus additional measured and indicated resources of 4,400,000 ounces and inferred resources of 10,500,000 ounces.  In addition, the company will have a large portfolio of exploration projects in the Americas and West Africa.

April 26, 2004

Additional information relating to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

This Management’s Discussion & Analysis contains certain forward-looking statements.  All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Company are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in Company documents filed from time to time with the Toronto Stock Exchange and other regulatory authorities.